SANTA FE FINANCIAL CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

March 31, 2006

Steven Jacobs
Accounting Branch Chief
Amanda Sledge
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
Washington, D.C. 20549

Re:  Santa Fe Financial Corporation; File No. 0-06877
     Response to Comment Letter Dated March 9, 2006

Dear Mr. Jacobs and Ms. Sledge:

This letter is in response to your further comment letter dated March 9, 2006, regarding the Form 10-KSB for the Fiscal Year Ended June 30, 2005 and the
Form 10-QSB for the Quarterly Period Ended September 30, 2005 of Santa Fe Financial Corporation ("Santa Fe" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.

General
-------

1. The Division of Investment Management has reviewed the Forms 10-KSB for the fiscal year ended June 30, 2005, and the Forms 10-QSB for the quarterly period ended September 30, 2005, filed by Portsmouth Square, Inc. ("Portsmouth") and by Santa Fe Financial Corporation ("Santa Fe"). The information reported in those filings suggests that Portsmouth and Santa Fe each may be within the definition of "investment company" in the Investment Company Act of 1940 (the "Investment Company Act").

    Please provide us with a detailed written analysis of whether Portsmouth or Santa Fe is an "investment company" as defined in the Investment Company Act. In this analysis, please specifically discuss Portsmouth's and Santa Fe's status under Sections 3(a)(1)(A) and 3(a)(1)(C).

    If you conclude that Portsmouth or Santa Fe would be an investment company under either provision, you may wish to consider whether any provision of the Investment Company Act, or rules enacted thereunder, would provide Portsmouth or Santa Fe with an exclusion or an exemption from the definition. If you conclude that either Portsmouth or Santa Fe may rely on an exclusion or exemption from the definition of investment company, please provide a written explanation of the basis for your conclusion.

    If you determine that no exclusion or exemption applies to Portsmouth and/or to Santa Fe, please explain what steps you intend to take, either to cause Portsmouth and/or Santa Fe to fall outside the definition of investment company, or to register as an investment company.



RESPONSE:

Neither Portsmouth nor Santa Fe holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities and are not investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Portsmouth was incorporated in the State of California in 1967 for the purposes of acquiring, constructing and developing a hotel property in San Francisco (the "Hotel") through a California limited partnership, Justice Investors ("Justice" or the "Partnership"). Portsmouth has never been a passive investor in Justice Investors. Portsmouth was formed for the express purpose as serving as a general partner of Justice and providing the majority of the operating capital to acquire and build the hotel and garage property. Portsmouth's original limited partnership interest was approximately 60.5%. Following a forced partial liquidation of its limited partnership interest in 1978 in the context of a bankruptcy proceeding, Portsmouth's limited partnership interest was reduced to 49.8%. The Hotel was completed in 1971, at which time it was leased under a long-term lease to Holiday Inns of America. The parking garage and Chinese Culture Center in the Hotel were also subject to long term leases.

As a general partner, and a 49.8% limited partner of Justice, Portsmouth has significant control over the Partnership and its assets. When the Hotel was subject to a lease, the general partners, Portsmouth and Evon Corporation ("Evon"), had the responsibility to monitor the operations of the Hotel and to insure compliance of the lease as well as overseeing the condition of the Partnership's assets and arranging for any needed capital repairs and improvements the property. The general partners are also responsible for determining the amount of partnership distributions, after planning for appropriate capital reserves and other requirements. The Partnership Agreement provides that all contracts, agreements and commitments in excess of $5,000, or $10,000 in the aggregate in any consecutive 12-month period, must also have the approval of Portsmouth.

The Partnership Agreement also provides as follows:

     "No portion of the partnership real property shall be sold or transferred without the written consent of partners, both general and limited, which partners in the aggregate are entitled to more than seventy-two percent (72%) of the net profit of the partnership in accordance with this agreement".

Pursuant to that provision, no portion of the Partnership property can be sold or encumbered without Portsmouth's approval as a limited partner.

Effective June 30, 2004, the lease of the Hotel terminated pursuant to a settlement with the Hotel lessee and the leasehold estate returned to the Partnership and Justice assumed the role of an owner/operator. Effective July

1, 2004, the Partnership engaged Dow Hotel Company ("DOW"), a hotel management company, to assist in the day-to-day operations of the Hotel. In December 2004, the Partnership secured a franchise agreement to operate the Hotel as a full service Hilton hotel after committing to a substantial renovation plan for the property to meet Hilton standards and to make the Hotel more competitive. On January 12, 2006, the renovation of the Hotel was considered to be substantially complete, at which time Hilton granted permission to open the Hotel as the new "Hilton San Francisco Financial District". The general partners of Justice actively planned, directed and oversaw almost all aspects of that significant renovation project. Upon the opening of the Hotel, the general partners continue to actively oversee the operations of the Hotel, while also performing the functions of asset managers.

Due to the termination of the Hotel lease, it was necessary for Justice to amend the agreement under which the general partners were compensated since they would be taking on new responsibilities as Justice assumed the role as owner-operator of the Hotel. The amended compensation agreement provides that the general partners will be paid a base management fee equal to 1.5% of gross revenues up to $40,000,000 as well as incentive compensation in a sum equal to the 5.0% of the annual net operating income of Justice, as defined in the Dow management agreement, that is in excess of $7,000,000. Incentive compensation shall be payable in equal amounts to Evon and Portsmouth. In addition, the general partners are entitled to receive repositioning fees based on the additional time commitments required of the general partners and the increased value brought to the Partnership as a result of the repositioning of the Hotel. These fees will be an important additional revenue source for Portsmouth in addition to Partnership distributions which are expected to resume prior to the end of the 2006 calendar year.

Santa Fe's primary business has been to manage the assets of its 68.8%-owned subsidiary, Portsmouth and to own and operate real property. Santa Fe is responsible for the day-to-day management of Portsmouth, with the all of the executive officers and a majority of the directors of Portsmouth being from Santa Fe. In addition to its ownership position in Portsmouth, Santa Fe owns and operates two apartment buildings in Los Angeles, California.

We have also concluded that neither Portsmouth nor Santa Fe are investment companies under Section 3(a)(1)(C) of the Investment Company Act. As part of that analysis we have prepared financial schedules of asset values of Portsmouth and Santa Fe, on an unconsolidated basis, for the periods ended June 30, 2005 and September 30, 2005. The schedule for Portsmouth is attached as Appendix A and the schedule for Santa Fe is attached as Appendix B to this response.

Both schedules assume a very conservative fair market value of the Hotel of $100,000,000 based primarily on an appraisal performed by HVS International in conjunction with the Prudential Insurance Company financing of the Hotel renovation and the United Commercial Bank line of credit. Such valuation can be further supported by comparative hotel sales in San Francisco, which have ranged from $200,000 to $350,000 per room. Even assuming a valuation at the low end of $200,000 for its 549 rooms, that market value of the Hotel is a conservative $110,000,000 on a per room basis. In addition, the Hotel also has a 5-level underground parking garage, which is an asset not normally present in other San Francisco hotels.

Appendix A shows that, pursuant to the tests set forth in Section 3(a)(1)(A) of the Investment Company Act, approximately 15.1% of Portsmouth's total assets were in investment securities as of June 30, 2005 and approximately 17.2% were in investment securities as of September 30, 2005. Appendix B shows that approximately 11.2% of Santa Fe's total assets (on an unconsolidated basis) were in investment securities as of June 30, 2005 and approximately 12.5% were in investment securities as of September 30, 2005.


Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

Item 8A. Controls and Procedures, page 40
-----------------------------------------

2. We have reviewed your responses to prior comment 1. Please file an amended Form 10-KSB that incorporates your proposed revisions.


RESPONSE:

The Company will file an amended Form 10-KSB that incorporates its proposed revisions.


Item 13. Exhibits and Reports on Form 8-K, page 49
--------------------------------------------------

3. We have reviewed your response to prior comment 2. Please file an amended Form 10-KSB with revised certifications consistent with your response.


RESPONSE:

The Company will file an amended Form 10-KSB with revised certifications consistent with its response.

Since the Form 10-KSB/A to be filed will require updated signature pages from the Company's officers and directors, updated certifications, as well as a final review by the Company's independent registered public accounting firm, it is expected that the amended report will be filed on or about April 6, 2006 if there are no further comments.

In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you require further information or have further comments, please call me direct at my San Diego Office at (858) 673-4722 or our Controller David Nguyen at (310) 889-2511.

Sincerely,

/s/ Michael G. Zybala

Michael G. Zybala
Vice President, Secretary
and General Counsel

cc:   John V. Winfield
      David Nguyen
      PricewaterhouseCoopers LLP

                            APPENDIX A

                         PORTSMOUTH SQUARE, INC.
                      INVESTEMENT COMPANY ACT ANALYSIS


Portsmouth Square Inc. - Fiscal Year Ended June 30, 2005

                                                               Investment        Non-Investment
     Assets                  Balance Sheet    Market Value       Assets              Assets
     ------                  -------------    ------------     -----------       --------------
Cash and equivalents         $     20,000     $     20,000     $         -       $           -
Investment in Marketable
  Securities                    8,428,000        8,428,000        8,428,000                  -
Investment in Justice
  Investors                     1,463,000       49,800,000*               -         49,800,000
Other investments                 461,000          461,000          461,000
Other assets                      558,000          558,000                -            558,000
                               ----------       ----------        ---------        -----------
  TOTAL ASSETS                $10,930,000     $ 59,267,000      $ 8,889,000       $ 50,358,000
                               ==========      ===========       ==========        ===========

  PERCENTAGE                                                        15.1%              84.9%



Portsmouth Square, Inc. - Quarter Ended September 30, 2005

                                                               Investment        Non-Investment
     Assets                  Balance Sheet    Market Value       Assets              Assets
     ------                  -------------    ------------     -----------       --------------
Cash and equivalents         $     76,000     $     76,000     $         -       $           -
Investment in Marketable
  Securities                    9,353,000        9,353,000        9,353,000
Other investments               1,170,000        1,170,000        1,170,000                  -
Investment in Justice
  Investors                       738,000       49,800,000*               -         49,800,000
Other assets                      944,000          944,000                -            944,000
                               ----------       ----------        ---------        -----------
  TOTAL ASSETS                $12,281,000     $ 61,343,000      $10,523,000       $ 50,744,000
                               ==========      ===========       ==========        ===========

  PERCENTAGE                                                        17.2%              82.8%


* Conservative market value of $100,000,000 for the Hilton San Francisco Financial District Hotel is based on HVS International appraisal dated, June 6, 2005 of $100,700,000, for Prudential Insurance Company and United Commercial Bank in association with their financing of the renovations for the Hotel and comparative sales of other hotels on a per room basis. Portsmouth has a 49.8% interest in the Justice Investors limited partnership.

                                 APPENDIX B

                      SANTA FE FINANCIAL CORPORATION
                      INVESTEMENT COMPANY ACT ANALYSIS


Santa Fe Financial Corporation - Fiscal Year Ended June 30, 2005

                          Consolidated                                 Investment  Non-Investment
     Assets               Balance Sheet    Adjusted*    Market Value     Assets        Assets
     ------               -------------   -----------   ------------   -----------  -------------
Cash and equivalents       $    72,000    $    52,000   $     52,000    $         -   $         -
Investment in marketable
  securities                12,962,000      4,534,000      4,534,000      4,534,000             -
Investment in Justice
  Investors                  5,798,000      4,335,000     34,262,000**            -    34,262,000
Rental properties            4,623,000      4,623,000      4,623,000              -     4,623,000
Other investments              815,000        354,000        354,000        354,000             -
Deferred tax asset             415,000        415,000        415,000              -             -
Other assets                   794,000        236,000        236,000              -       236,000
                            ----------       --------      ---------     -----------   ----------
  TOTAL ASSETS             $25,479,000    $14,549,000    $44,476,000    $ 4,888,000   $39,121,000
                            ==========     ==========     ==========     ===========   ==========

  PERCENTAGE                                                                11.2%         88.8%


Santa Fe Financial Corporation - Quarter Ended September 30, 2005

                          Consolidated                                 Investment  Non-Investment
     Assets               Balance Sheet    Adjusted*    Market Value     Assets        Assets
     ------               -------------   -----------   ------------   -----------  -------------
Cash and equivalents       $   146,000    $    70,000   $     70,000    $         -   $         -
Investment in marketable
  securities                14,095,000      4,742,000      4,742,000      4,742,000             -
Other investments            2,042,000        872,000        872,000        872,000             -
Investment in Justice
  Investors                  5,049,000      4,311,000     34,262,000**            -    34,262,000
Rental properties            4,604,000      4,604,000      4,604,000***           -     4,604,000
Deferred tax asset             415,000        415,000        415,000              -             -
Other assets                 1,198,000        254,000        254,000              -       236,000
                            ----------       --------      ---------     ----------    ----------
  TOTAL ASSETS             $27,549,000    $15,268,000    $45,219,000    $ 5,614,000   $39,120,000
                            ==========     ==========     ==========     ===========   ==========

  PERCENTAGE                                                                12.5%         87.5%


* Adjusted amounts reflect elimination of assets of Portsmouth Square, Inc. which are part of consolidated balance sheet

** Conservative market value of $100,000,000 for the Hilton San Francisco Financial District Hotel is based on HVS International appraisal dated, June 6, 2005 of $100,700,000, for Prudential Insurance Company and United Commercial Bank in association with their financing of the renovations for the Hotel and comparative sales of other hotels on a per room basis. Portsmouth has a 49.8% interest in the Justice Investors limited partnership and Santa Fe owns approximately 68.8% of Portsmouth.

*** Based on historical cost basis. Present FMV is higher.